EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended
June 30,
2018
Earnings:
Income before provision for income taxes	$11,581
Equity in losses of unconsolidated businesses	247
Dividends from unconsolidated businesses	21
Interest expense (1)	2,423
Portion of rent expense representing interest	669
Amortization of capitalized interest	97
Earnings, as adjusted	$15,038

Fixed Charges:
Interest expense (1)	$2,423
Portion of rent expense representing interest	669
Capitalized interest	375
Fixed charges	$3,467

Ratio of earnings to fixed charges	4.34

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.